REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Shareholders and
Board of Trustees of
Access Variable Insurance Trust

In planning and performing our audits of the financial statements of the Access Variable Insurance Trust, comprising the Wells S&P REIT Index, Potomac Dow 30 Plus, Potomac OTC Plus, Access U.S. Government Money Market, Potomac Mid Cap Plus, Potomac Small Cap Plus, and Potomac U.S./Short Portfolios (the "Portfolios"), for the period ended December 31, 2004, we considered their internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, not to provide assurance on internal control.

The management of the Portfolios is responsible for establishing and maintaining internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. Generally, controls that are relevant to an audit pertain to the entity's objective of preparing financial statements for external purposes that are fairly presented in conformity with accounting principles generally accepted in the United States of America. Those controls include the safeguarding of assets against unauthorized acquisition, use or disposition.

Because of inherent limitations in internal control, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that it may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters
in  internal   control  that  might  be  material   weaknesses  under  standards
established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted the following matters involving the control procedures and their operation that we consider to be material weaknesses as defined above. These conditions were considered in the determining the nature, timing, and extent of the procedures to be performed in our audits of the financial statements of Access Variable Insurance Trust for the period ended December 31, 2004, and this report does not affect our report thereon dated March 8, 2005.
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Control  procedures  were not in place to ensure  that  expenses  were  properly accrued, allocated properly to the individual Portfolios and paid by the responsible Portfolios.

Management's response

Management agrees with the above-mentioned comments. At management's direction the following control procedures will be implemented by Unified Fund Services ("Unified") as fund accountant and sub-administrator to the Portfolios to ensure that expenses are properly accrued, allocated properly to the individual Portfolios and paid by the responsible Portfolios:

1.)      Management will provide a written expense allocation policy to Unified.
2.) The expense allocation policy will be applied by Unified as the sub-administrator and the application will be verified by management.
3.) The allocation of payments will be handled by Unified sub-administrator personnel, as opposed to Unified corporate accounting personnel. Unified believes this will move the process into the hands of the individuals who are more knowledgeable about the Portfolios.
         The payment allocation will be pre-approved by management.
4.) Unified will complete a monthly expense analysis by the 15th of each month. Unified will verify that the accruals and actual payments are consistent with the expense allocation policy. Unified will present the monthly expense analysis to management for its review. Management in its review will confirm that the allocation is according to the expense allocation policy.
5.) Any variance in accruals or payments that requires an adjustment will be sent to management for approval of the adjustment.


This report is intended solely for the information and use of management and the Board of Trustees of the Portfolios and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


Cohen McCurdy, Ltd.
Westlake, Ohio
March 8, 2005